                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-105242

PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 342 DATED DECEMBER 9, 2003 -- NO. 356

[GOLDMAN SACHS LOGO]

                          THE GOLDMAN SACHS GROUP, INC.
                           Medium-Term Notes, Series B

                                  $9,322,066.75
                7.375% Mandatory Exchangeable Notes due July 2004
             (Exchangeable for Ordinary Shares of Nokia Corporation)

      This pricing supplement and the accompanying prospectus supplement no. 342, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 342 should also be read with the accompanying prospectus dated May 21, 2003, as supplemented by the accompanying prospectus supplement dated December 9, 2003. Terms used here have the meanings given them in the accompanying prospectus supplement no. 342, unless the context requires otherwise.

      The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 342, as supplemented or modified by the following:

ISSUER:  The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $18.2965, which is the initial index stock price; the aggregate face amount for all the offered notes is $9,322,066.75

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.95% of the face amount

TRADE DATE: January 8, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE): January 15, 2004

STATED MATURITY DATE: July 15, 2004, unless extended for up to six business days

INTEREST RATE (COUPON): 7.375% per year

INTEREST PAYMENT DATES: April 15 and July 15, beginning on April 15, 2004

REGULAR RECORD DATES: for the interest payment dates specified above, April 7 and July 8, respectively

INDEX STOCK AND INDEX STOCK ISSUER: ordinary shares of Nokia Corporation

CUSIP NO.: 38143U655

      Your investment in the notes involves certain risks. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-3 of this pricing supplement and beginning on page S-3 of the accompanying prospectus supplement no. 342 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                    PRICING SUPPLEMENT DATED JANUARY 8, 2004.

PRINCIPAL AMOUNT:          On the stated maturity date, each offered note will
                           be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

EXCHANGE RATE:             If the final index stock price equals or exceeds the
                           threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $18.2965 of the outstanding face amount. Otherwise, the exchange rate will equal one share of the index stock for each $18.2965 of the outstanding face amount. The exchange rate is subject to anti-dilution adjustment as described in the accompanying prospectus supplement no. 342.

                           Please note that the amount you receive for each $18.2965 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $18.2965. You could lose your entire investment in the offered notes.


INITIAL INDEX STOCK PRICE: $18.2965 per share (which represents the price of the index stock on the trade date, converted into U.S. dollars at the initial foreign exchange rate).

FINAL INDEX STOCK PRICE:   The closing price of one share of the index stock on
                           the determination date converted into U.S. dollars based on the final foreign exchange rate, subject to anti-dilution adjustment. The conversion into U.S.
                           dollars will take place after any anti-dilution adjustments have been made.

INITIAL FOREIGN EXCHANGE
RATE (USD/EUR):            1.2627.

FINAL FOREIGN EXCHANGE
RATE (USD/EUR):            The USD/EUR exchange rate as determined by the
                           calculation agent to be the spot foreign exchange rate specified on the Reuters FEDSPOT page (or any successor or replacement page) at 12:00 noon, New
                           York City time, on the determination date (other than when a currency disruption event shall have occurred or be continuing). In the event that the final foreign exchange rate does not appear on that page, or in the event a currency disruption event shall have occurred or be continuing, then the final foreign exchange rate on the determination date shall be the arithmetic mean, as determined by the calculation agent, of the currency exchange rate mid-quotations obtained by the calculation agent from as many recognized foreign exchange dealers (which may include the calculation agent or any of its affiliates), but not exceeding three, as will make such mid-quotations available to the calculation agent as of 12:00 noon, New York City time, on the determination date (other than when a currency disruption event shall have occurred or be continuing).

THRESHOLD APPRECIATION     E14.49 (the initial index stock price quoted in
 PRICE:                    euros) times 1.20, which equals E17.388 per share,
                           multiplied by the final foreign exchange rate.

THRESHOLD FRACTION:        The threshold appreciation price divided by the final
                           index stock price.

NO LISTING:                The offered notes will not be listed on any
                           securities exchange or interdealer market quotation system.

NOKIA CORPORATION:         According to its publicly available documents, Nokia
                           Corporation is a supplier of mobile phones and a provider of mobile and IP networks. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number: 001-13202.

ADDITIONAL RISK FACTORS
SPECIFIC TO YOUR NOTE:     THE RETURN ON YOUR NOTE IS SUBJECT TO CURRENCY
                           EXCHANGE RISK

                           Any amount we pay on the stated maturity date will be based upon the difference between the final index stock price (calculated based on the final foreign exchange rate) and the initial index stock price (calculated based on the initial foreign exchange rate). Fluctuations in the exchange rate between the euro (in which the index stock price is quoted) and the U.S. dollar (in which your note is denominated) will affect the market price of your note and the amount payable at maturity. For example, if the U.S. dollar appreciates relative to the euro, we expect that the market value of your note will decrease, and conversely, if the U.S. dollar depreciates relative to the euro, we expect that the market value of your note will increase.

                           The USD/EUR exchange rate varies over time, and may vary considerably during the life of your note. Changes in the USD/EUR exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe and the United States, including economic and political developments in other countries. Of particular importance are:

                           - rates of inflation;

                           - interest rate levels;

                           - the balances of payments among countries;

                           - the extent of governmental surpluses or deficits in
                             Europe and the United States; and

                           - other financial, economic, military and political
                             factors.

                           All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries in Europe, the United States and other countries important to European trade and finance.

                           The price of the note and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the index stock or other de facto restrictions on the repatriation of U.S. dollars, such as a currency disruption event (as defined under "Additional terms specific to your note - Special Calculation Provisions" below).

                           WE CAN POSTPONE THE STATED MATURITY DATE IF A CURRENCY DISRUPTION EVENT OCCURS

                           If the calculation agent determines that, on the determination date, a currency disruption event occurs or is continuing, the determination date will be postponed until the first business day on which no currency disruption event occurs or is continuing. As a result, the stated maturity date for your note will also be postponed, although not by more than six business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the final foreign exchange rate is not available on the determination date because of a continuing currency disruption event or for any other reason, the calculation agent will nevertheless determine the final index stock price based on its own assessment, made in its sole discretion, of the final foreign exchange rate at that time.

                           YOUR NOTE IS LINKED TO NOKIA ORDINARY SHARES WHICH DO NOT TRADE IN THE UNITED STATES AND, THEREFORE, AN INVESTMENT IN YOUR NOTE IS SUBJECT TO RISKS ASSOCIATED WITH SECURITIES TRADED OUTSIDE THE UNITED STATES

                           While Nokia American Depository Shares ("ADS") are listed and traded in the United States, Nokia's ordinary shares are not. On the stated maturity date you will have the right to receive Nokia ordinary shares and not Nokia ADSs. In addition, we may, at our sole option, elect to pay cash in exchange for your note on the stated maturity date, in which case you will have no right to receive any Nokia ordinary shares on that date. Nokia's ordinary shares trade on a foreign securities market, the Helsinki Exchanges. The Helsinki Exchanges may have less liquidity and be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S or other securities markets, all of which may adversely affect the trading price of the Nokia ordinary shares or impair your ability to buy or sell Nokia ordinary shares.

ADDITIONAL TERMS SPECIFIC
TO YOUR NOTE:              PAYMENT OF PRINCIPAL ON STATED MATURITY DATE -
                           CONSEQUENCES OF A CURRENCY DISRUPTION EVENT

                           If a currency disruption event occurs or is continuing on a day that would otherwise be the determination date, then the determination date will be postponed to the next following business day on which a currency disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days.

                           If the determination date is postponed to the last possible day, but a currency disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the calculation agent determines that the final foreign exchange rate is not available on the last possible determination date because of a continuing currency disruption event or for any other reason, the calculation agent will nevertheless determine the final foreign exchange rate based on its assessment, made in its sole discretion, of the foreign exchange rate at that time.

                           If a currency disruption event occurs or is continuing on a day on which a foreign exchange transaction executed on the determination date would otherwise settle, then, if such currency disruption event is continuing on each day up to and including the business day immediately preceding the stated maturity date, the stated maturity date will be postponed to the next business day following the date on which such currency disruption event ceases, provided that the stated maturity date will never be later than the fifth business day after July 15, 2004, or if July 15, 2004, is not a business day, no later than the sixth business day after July 15, 2004. If the currency disruption event is continuing on the business day immediately preceding the last possible day of the postponed stated maturity date, then the calculation agent will, notwithstanding the availability of a final foreign exchange rate on the determination date, adjust the final foreign exchange rate to reflect a lack of convertibility, based on the calculation agent's assessment, made in its sole discretion of a lack of convertibility of the euro.

                           For the avoidance of doubt, if a currency disruption event constitutes or coincides with any market disruption event, the terms of the notes shall be adjusted by the calculation agent, in its sole discretion to reflect the currency disruption event only after any necessary adjustments have been made as a result of the market disruption event.

                           SPECIAL CALCULATION PROVISIONS - CURRENCY DISRUPTION EVENT

                           A currency disruption event with respect to the euro means the occurrence or continuance of any of the following, as determined by the calculation agent:

                           - the failure by the European Central Bank (or any successor to the European Central Bank as the central and monetary authority of the European
                                    Monetary Union) to approve to the extent legally required or permit the exchange of euros for U.S. dollars, or any other action of the European Central Bank or any member state of the European Monetary Union, or any agency or subdivision thereof (including the promulgation, operation or enforcement of any law, act, decree, regulation, ordinance, order, policy or determination, or modification of, or change in the interpretation of any of the foregoing), or any event in the European Monetary Union that has the effect of preventing such exchange, the transfer of any U.S. dollars from accounts in the European Monetary Union to accounts outside of the European Monetary Union or the transfer of euros between accounts in the European Monetary Union to a person that is a non-resident of the European Monetary Union by The Goldman Sachs Group, Inc. or any of its affiliates, or if U.S. dollars are unavailable in any legal exchange market for purchase with euro settled through the banking system of the European Monetary Union in accordance with normal commercial practice; provided that any such failure, action, event or unavailability is not the result of the failure by The Goldman Sachs Group, Inc. or any of its affiliates to comply with all legal requirements of the European Monetary Union (unless such legal requirements are imposed after the trade date for your note) except if and when required by U.S. law;

                                    - the failure of the European Central Bank or the government of any member state of the European Monetary Union, or any agency or subdivision thereof, to make timely payment in full of any principal, interest or other amounts due on any security issued by such entity;

                                    - a declared moratorium, waiver, deferral, repudiation or rescheduling of any security issued by the European Central Bank or the government of any member state of the European Monetary Union, or any agency or subdivision thereof, or the amendment or modification of the terms and conditions of the security issued by such entity in a way that in any such case has a material adverse effect on the holders of such security;

                                    -  the existence of any restriction on the
                                       receipt within the European Monetary
                                       Union or the repatriation outside of the European Monetary Union of all or any portion of the principal, interest, capital gains or other proceeds of assets owned by foreign persons or entities in the European Monetary Union, including but not limited to any restriction imposed by the European Central Bank or the government of any member state of the

                                       European Monetary Union or any agency or subdivision thereof;

                                    - a declaration of a banking moratorium or any suspension of payments by banks in the European Monetary Union;

                                    -  any expropriation, confiscation,
                                       requisition, nationalization or other
                                       action by any European Central Bank or
                                       the government of any member state of the European Monetary Union, or any agency or subdivision thereof that could deprive any party in the European Monetary Union, including The Goldman Sachs Group, Inc. or any of our affiliates which has an interest in the offered notes, of all or a substantial portion of its assets (including rights to receive payment) in the European Monetary Union; provided that such actions are not the result of the failure of The Goldman Sachs Group, Inc. or any of its affiliates to comply with all legal requirements of the European Monetary Union (unless such legal requirements are imposed after the trade date for your note or constitute an expropriation in and of themselves) except if and when required by U.S. law; or

                                    -  any war (whether or not declared),
                                       revolution, insurrection or hostile act
                                       that prevents the transfer of U.S.
                                       dollars outside of the European Monetary
                                       Union or lawfully converting euros to
                                       U.S. dollars.

HISTORICAL TRADING PRICE
INFORMATION:                        The index stock is traded on the Helsinki
                                    Exchanges under the symbol "NOK1V". The
                                    following table shows the quarterly high and low trading prices and the quarterly closing prices for the index stock on the Helsinki
                                    Exchanges for the four calendar quarters in each of 2002 and 2003 and for the first calendar quarter in 2004, through January 8, 2004. The index stock prices are quoted in euros. We obtained the trading price information shown below from Bloomberg
                                    Financial Services, without independent
                                    verification.

                                                                        HIGH        LOW      CLOSE
                                    2002

                                      Quarter ended March 31..........  30.32      22.1        24.23
                                      Quarter ended June 30...........  24.35      11.65       14.82
                                      Quarter ended September 30......  15.95      10.52       13.45
                                      Quarter ended December 31.......  20.5       12.96       15.15
                                    2003

                                      Quarter ended March 31..........  16.68      10.55       12.66
                                      Quarter ended June 30...........  15.86      12.84       14.34
                                      Quarter ended September 30......  15.97      12.33       13.22
                                      Quarter ended December 31.......  15.6       13          13.71
                                    2004

                                      Quarter ending March 31
                                         (through January 8, 2004)....  16.44      13.5        15.94
                                      Closing price on January 8,
                                         2004 ........................                         15.94

                                      ----------

                                    All prices are quoted in euros

                                    As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note
                                    May Be Influenced by Many Unpredictable
                                    Factors" in the accompanying prospectus
                                    supplement no. 342.

HISTORICAL CURRENCY
EXCHANGE RATE INFORMATION:          Provided below are historical mid-exchange
                                    rates between the euro and the U.S. dollar for each month during the previous six calendar months through January 8, 2004, and at year-end for each of the calendar years
                                    1999, 2000, 2001, 2002 and 2003 . We make no
                                    representation that the euro could have been or could be converted into U.S. dollars, as the case may be, at any particular rate or at any rate. The data presented in this pricing supplement relating to the foreign exchange rates for the U.S. dollar are furnished for informational purposes only and are based on public information. We cannot assure you that such disclosure is accurate. See "Additional risk factors specific to your note - The Return on Your
                                    Note is Subject to Currency Exchange Risk" above.

                                    The foreign exchange rates have fluctuated in the past, and may, in the future, experience significant fluctuations. The fluctuation in the exchange rate between the euro and the U.S. dollar will affect the amount payable at maturity.

                                    Governmental actions affecting such exchange rate in the past and over the life of the notes may include the imposition of exchange or regulatory controls or taxes, the intervention by the European Central Bank, the replacement of the euro or the alteration of the exchange rate or the relative exchange characteristics by devaluation or revaluation of the euro. We cannot assure you that the respective governments will not impose foreign currency exchange controls in the future.

                                    The exchange rate between the euro and the U.S. dollar varies over time. Changes in the exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Europe and the United States and other countries important to international trade and finance.

                                    The price of the notes could also be
                                    adversely affected by the delays in, or
                                    refusal to grant, any required government approval for conversions of the euro or other de facto restrictions on the repatriation of U.S. dollars.

                                    The following tables show, for the periods indicated, the high, low and closing Federal Reserve Daily Noon Buying Rates. We obtained the exchange rates listed below from the website of the Federal Reserve Bank, without independent verification. The ultimate return on the offered notes will depend in part on differences between the final foreign exchange rate and the initial foreign exchange rate.

                                                                 CLOSE     AVERAGE    HIGH      LOW
                                    1999......................   1.0062    1.0660    1.1837    1.0013
                                    2000......................   0.9427    0.9238    1.0336    0.8272
                                    2001......................   0.8895    0.8959    0.9570    0.8364
                                    2002......................   1.0492    0.9463    1.0492    0.8593
                                    2003......................   1.2595    1.1329    1.2595    1.0362
                                    For the month ended:
                                    JULY 31, 2003.............   1.1232    1.1373    1.1563    1.1179
                                    AUGUST 31, 2003...........   1.0984    1.1153    1.1388    1.0857
                                    SEPTEMBER 30, 2003........   1.1656    1.1257    1.1656    1.0809
                                    OCTOBER 31. 2003..........   1.1593    1.1701    1.1812    1.1580
                                    NOVEMBER 30, 2003.........   1.1995    1.1716    1.1995    1.1416
                                    DECEMBER 31, 2003.........   1.2595    1.2315    1.2595    1.1978
                                    JANUARY 31, 2004
                                    (through January 8, 2004).   1.2766    1.2655    1.2766    1.2542

                                      ----------

                                    All exchange rates are USD/EUR

HYPOTHETICAL PAYMENT AMOUNT:        The table below shows the hypothetical
                                    payment amounts that we would deliver on the stated maturity date in exchange for each $18.2965 outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events or currency disruption events.

                                    The prices in the left column represent
                                    hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $18.2965. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $18.2965 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $18.2965, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                    HYPOTHETICAL FINAL INDEX       HYPOTHETICAL PAYMENT
                                       STOCK PRICE AS % OF           AMOUNTS AS % OF
                                    INITIAL INDEX STOCK PRICE   INITIAL INDEX STOCK PRICE
                                    -------------------------   -------------------------
                                               175%                        120%
                                               150%                        120%
                                               125%                        120%
                                               120%                        120%
                                               100%                        100%
                                                75%                         75%
                                                50%                         50%
                                                 0%                          0%

                                    The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 342.

                                    Payments on your note may be economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note may be economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 342.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 342.